July 22, 2013

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:                                         Pamela A. Long, Assistant Director

Craig E. Slivka

Edward M. Kelly

Re:                             WCI Communities, Inc.

Registration Statement on Form S-1 (Registration No. 333-188866)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “1933 Act”), the undersigned, Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC and J.P. Morgan Securities LLC, as the representatives of the underwriters (the “Representatives”) of the offering pursuant to the above-captioned Registration Statement on Form S-1 (the “Registration Statement”), hereby join the Company in requesting that the effective date for the registration statement referred to above be accelerated so that it will be declared effective at 2:00 p.m. Eastern Time on July 24, 2013, or as soon thereafter as possible, pursuant to Rule 430A.

In connection with this acceleration request and pursuant to Rule 460 under the 1933 Act, we wish to advise you that we have effected the following distribution of the preliminary prospectus included in the Registration Statement dated July 15, 2013:

Preliminary Prospectus: approximately 4,200 copies to prospective underwriters, dealers, institutions and others.

The several underwriters are aware of their obligations under and confirm that they are complying with the provisions of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, including the delivery requirement contained in such Rule.

[Signature Page Follows]

Very truly yours,

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Jennifer Sheffield
Name:	Jennifer Sheffield
Title:	Managing Director

CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Eric A. Anderson
Name:	Eric A. Anderson
Title:	Vice Chairman

J.P. MORGAN SECURITIES LLC

By:	/s/ Suhasini Cetlur
Name:	Suhasini Cetlur
Title:	Vice President

As Representatives of the several underwriters